X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

July 22, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated July 22, 2002).

Thank you.

Sincerely,

Susannah ~~Lam for~~ X-Cal Resources Ltd.

dlw 8/6

X-Cal Resources Ltd.

TSE/XCL **July 22, 2002**

News Release

US$25Million Targeted for Sleeper

Documents are being prepared to accompany a financing proposal by X-Cal. A structure that limits the number of shares to be issued by including a property interest is being suggested by the Company. The objective is to achieve US$25 Million of new capital for advancing the Sleeper Gold Project in Nevada.

Proteus Capital Corporation of New York have been employed to evaluate the pending proposal.

The documents which are being prepared to accompany the proposal are listed below.

Information Memorandum

An Information Memorandum on X-Cal Resources Ltd. is being prepared by Proteus Capital Corporation. Proteus is a corporate advisory and research firm with expertise in the resource sector. Douglas Newby, President of Proteus has a background as an equity analyst in London and New York from 1981-1990 and has operated his own company from 1991 to present. (The Memo will be a stand alone document, separate from the evaluation).

The Information Memorandum is scheduled for completion within 10 days and will be available on X-Cal's website @www.x-cal.com in PDF format and in hard copy from the Company.

Geologic Due Diligence Report

A prominent securities firm has requested a geologic due diligence report on the Sleeper Gold Project, located in Humboldt County, Nevada. Senior geologists selected by the investment company have visited the property. X-Cal has delivered data discs and granted uninhibited access to personnel who are knowledgeable about the property. The due diligence report is expected within two weeks.